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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K


       REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a - 16 AND 15d - 16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

JUNE 21, 1999        COMMISSION FILE NUMBER 001-11145

                       BIOVAIL CORPORATION INTERNATIONAL
                (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

            2488 DUNWIN DRIVE, MISSISSAUGA, ONTARIO L5L 1J9, CANADA
             (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES AND ZIP CODE)

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (416) 285-6000



          INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL
           FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F

                  FORM 20-F  X                   FORM 40-F __

INDICATE BY CHECK MARK WHETHER FOR REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g 3-2 (b) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                    YES ___                          NO _X_







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                       BIOVAIL CORPORATION INTERNATIONAL
                                QUARTERLY REPORT

                                     INDEX

PART 1. FINANCIAL INFORMATION


PART II.         OTHER INFORMATION .......................................... 1


(ALL DOLLAR AMOUNTS IN THIS DOCUMENT ARE EXPRESSED IN U.S. DOLLARS UNLESS
     OTHERWISE STATED.)










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                       BIOVAIL CORPORATION INTERNATIONAL
                          PART II - OTHER INFORMATION



1. The material issued by the Company to Shareholders are attached as the following exhibits:

   a)  The First Quarter Report to Shareholders

   b)  1998 Annual Report

   c)  Notice of Annual and Special Meeting of Shareholders - July 22, 1999

   d)  Management Information Circular

   e)  Proxy for Annual and Special Meeting of Shareholders

2. Reporting Issued to Canadian Security Administrators and Stock Exchanges

   f)  National Policy 31

       - Change in Auditor Notification

                                       1

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                               Biovail Corporation International





June 21, 1999                                  By  /s/John R. Miszuk
                                               John R. Miszuk,
                                               Vice President, Controller




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